UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Ordinary General Meeting of Shareholders

The 25th Ordinary General Meeting (the “Annual Meeting”) of shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) was held on May 30, 2025 at 9:00 a.m., Japan Standard Time (May 29, 2025 at 8:00 p.m., U.S. Eastern Time) in Tokyo, Japan. At the Annual Meeting, the shareholders of the Company approved and adopted all of the three resolutions as originally proposed as follows:

No.	Proposal
1.	Approval of the Company’s non-consolidated financial statements for the 25th fiscal year;
2.	Reduction of the Company’s registered paid-in capital by re-classifying certain amounts as other capital surplus in the Company’s books and records; and
3.	Re-election of four (4) directors to serve for the ensuing year as members of the Board of Directors.

Other Events

On May 30, 2025, the Company issued a notice announcing the results of the Annual Meeting.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Resolution of the 25th Ordinary General Meeting of Shareholders held on May 30, 2025 [English translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer